EXHIBIT 12

THE WESTERN UNION COMPANY

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(in millions)

	Nine Months Ended September 30, 2006	December 31,
		2005	2004	2003	2002	2001
Earnings:
Income before income taxes	$1,028.6	$1,344.1	$1,098.6	$962.6	$799.3	$662.3
Fixed charges	4.9	7.9	9.7	2.5	1.5	1.2
Other adjustments	(3.9)	(2.3)	—	0.1	(2.8)	(0.3)

Total earnings (a)	1,029.6	1,349.7	1,108.3	965.2	798.0	663.2

Fixed charges:
Interest expense	3.6	6.2	8.1	1.2	0.4	0.3
Other adjustments	1.3	1.7	1.6	1.3	1.1	0.9

Total fixed charges (b)	$4.9	$7.9	$9.7	$2.5	$1.5	$1.2

Ratio of earnings to fixed charges (a/b)	210.1	170.2	114.3	380.7	536.2	539.1

For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges, and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense and an estimated interest portion of rental expenses.